VenFin Limited

(Formerly: Rembrandt Group Limited)

Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch, 7600 · P.O. Box 456, Cape Town, 8000
Telephone: (021) 888 3200 · Telefax: (021) 880 1397

9 September 2003

03032038

03 SEP 15 AM 7:21

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: VENFIN LIMITED (FILE NO 82-3760) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with VenFin's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we wish to formally notify you that effective on 8 September 2003;

Messrs M J Bosman, A G Fletcher, Dr E Links and Prof E C Botha were appointed as directors of this Company.

The current members of the Board of Directors are:-

Mr Johann P Rupert	Non-Executive Chairman
Mr J Malherbe	Deputy Chairman and Chief Executive Officer
Mr P E Beyers	
Mr M J Bosman	
Prof E C Botha	
Mr J W Dreyer	
Mr J J Durand	
Mr G T Ferreira	
Mr A G Fletcher	
Dr E Links	
Mr J E Newbury	

SUPPL

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom of Skadden, Arps, Slate, Meagher & Flom at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,

M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem

VenFin Limited

(FORMERLY: REMBRANDT GROUP LIMITED)

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH, 7600 · P.O. BOX 456, CAPE TOWN, 8000
TELEPHONE: (021) 888 3200 · TELEFAX: (021) 880 1397

9 September 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: VENFIN LIMITED (FILE NO 82-3760) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with VenFin's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we wish to formally notify you that effective on 8 September 2003;

Messrs M J Bosman, A G Fletcher, Dr E Links and Prof E C Botha were appointed as directors of this Company.

The current members of the Board of Directors are:-

Mr Johann P Rupert	Non-Executive Chairman
Mr J Malherbe	Deputy Chairman and Chief Executive Officer
Mr P E Beyers	
Mr M J Bosman	
Prof E C Botha	
Mr J W Dreyer	
Mr J J Durand	
Mr G T Ferreira	
Mr A G Fletcher	
Dr E Links	
Mr J E Newbury	

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom of Skadden, Arps, Slate, Meagher & Flom at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,

M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem